Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

April 8, 2013

SoftBank Corp.

Issue of Foreign Currency Denominated Senior Notes

SoftBank Corp. (the “Company”) announces that today it determined its intent to issue USD-denominated Senior Notes due year 2020 and Euro-denominated Senior Notes due year 2020 (the “Notes”).

1. Summary of the Notes

(1) Proposed aggregate amount	Equivalent of USD 2 billion (JPY 194.0 billion*)

(2) Closing date	To be determined

(3) Interest rate	To be determined

(4) Interest payment	To be paid semi-annually

(5) Maturity date	To be determined (expected maturity date – 2020)

(6) Collateral	None

(7) Guarantee	Yes

(8) Guarantors	SoftBank Mobile Corp. and SoftBank Telecom Corp.

(9) Rating	To be confirmed

(10) Offering region	The United States, Europe and Asia

(11) Listing	Singapore Exchange

(12) Use of proceeds	(1) to comprise a portion of the consideration for the acquisition of Sprint Nextel Corporation, (2) to refinance certain of the existing indebtedness or (3) for general corporate purposes

*Based on exchange rate of USD = JPY 97

2. Future prospects

The issue of the Notes will have a negligible impact on the consolidated earnings results of the Company for the fiscal year ending March 31, 2014. Depending on the market situation going forward the proposed aggregate amount and issue date stated may change, or the Company may decide not to proceed with the offering.

3. Other

Because these Notes are guaranteed by two subsidiaries, the Company is considering providing a guarantee for the existing loans and bonds that would be in effect the same as that provided for these Notes.

The Notes will not be registered under the Financial Instruments and Exchange Act of Japan, as amended and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), except as permitted under any applicable laws of Japan.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States or elsewhere. The notes may not be offered or sold in the United States without registration or an exemption from registration under the United States Securities Act of 1933 (the “Securities Act”). Any public offering of notes to be made in the United States will be made by means of an English language prospectus prepared in accordance with the Securities Act that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as the Company’s financial statements. However, the Company will not undertake a public offering and sale of notes in the United States, and the Notes have not been and will not be registered under the Securities Act.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed financing of the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (“Clearwire”). All statements, other than historical facts, including statements regarding the expected terms of the proposed financing, and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which are available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II has filed with the SEC a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also constitutes a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, is available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers is available in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.